EDGAR Submission Header Summary

Submission Type	8-K
Live File	on
Return Copy	on
Submission Contact	Victoria A. Faw
Submission Contact Phone Number	304-769-1112
Exchange	NASD
Confirming Copy	off
Filer CIK	0000726854
Filer CCC	xxxxxxxx
Period of Report	07/23/13
Item IDs	2.02
	9.01
Notify via Filing website Only	off
Emails	vikki.faw@cityholding.com

Documents

8-K	**form8-k.htm**
	Form 8-K, CHCO 2Q2013 Earnings
GRAPHIC	**chcologo.jpg**
	CHCO logo
EX-99.1	**ex99-1.htm**
	Exhibit 99.1, CHCO 2Q2013 Earnings Press Release
8-K	**submissionpdf.pdf**
	Printable copy, CHCO 2Q2013 Earnings & Press Release

Module and Segment References

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C., 20549

FORM 8-K

CURRENT REPORT
**Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934**

Date of Report (Date of Earliest Event Reported)
July 23, 2013



CITY HOLDING COMPANY
(Exact Name of Registrant as Specified in its Charter)

Commission File Number: 0-11733

West Virginia	**55-0619957**
(State or Other Jurisdiction of	(I.R.S. Employer
Incorporation or Organization)	Identification No.)

25 Gatewater Road, Cross Lanes, WV 25313
(Address of Principal Executive Offices, Including Zip Code)

304-769-1100
(Registrant's Telephone Number, Including Area Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐   Soliciting material pursuant to Rule 14a-12(b) under the Exchange Act (17 CFR 240.14a-12(b))
☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17CFR240.13e-4(c))

Section 2 - Financial Information

Item 2.02 Results of Operations and Financial Condition.

On July 23, 2013, City Holding Company ("the Company") issued a news release, attached as Exhibit 99.1, announcing the Company's earnings results for the second quarter ended June 30, 2013. Furnished as Exhibit 99.1 and incorporated herein by reference is the news release issued by the Company.

Section 9 - Financial Statements and Exhibits

Item 9.01 Financial Statements and Exhibits.

(c) Exhibits

99.1   News Release issued July 23, 2013

Signatures

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the Undersigned hereunto duly authorized.

Dated: <u>July 26, 2013</u>   **City Holding Company**

By: /s/ David L. Bumgarner
_____
David L. Bumgarner
Chief Financial Officer

Exhibit 99.1

NEWS RELEASE

For Immediate Release
July 23, 2013

For Further Information Contact:
Charles R. Hageboeck, Chief Executive Officer and President
(304) 769-1102

City Holding Company Announces Earnings Increase by 75%

Charleston, West Virginia – City Holding Company, "the Company" (NASDAQ:CHCO), a $3.4 billion bank holding company headquartered in Charleston, today announced second quarter net income per diluted share of $0.82 and net income of $13.0 million. This represents an increase in earnings per share of 64.2% and an increase in net income of 75.5%. For the second quarter of 2013, the Company achieved a return on assets of 1.53%, a return on tangible equity of 17.6%, a net interest margin of 4.35%, and an efficiency ratio of 52.0%.

Earnings increased in the second quarter of 2013 primarily due to an increase in accretion of net interest income associated with the acquisitions of Virginia Savings Bank in the second quarter of 2012 and the acquisition of Community Financial Corporation ("Community Bank") in the first quarter of 2013. Earnings in the second quarter of 2012 also included one-time merger-related expenses of $4.0 million compared to negligible merger-related expenses in the second quarter of 2013. Net interest income increased $1.7 million from the first quarter of 2013 due to improved accretion earnings, in part due to better loan performance than expected. As a result of this additional income, the Company's net interest margin improved from 4.18% for the first quarter of 2013 to 4.35% for the second quarter of 2013.

City's CEO Charles Hageboeck stated that "The strength and stability of City's net interest margin over the last twelve months has been impressive. The net interest margin in the second quarter of 2012 was 3.91%. Adjusting for the positive benefits of accretion into net interest income related to City's acquisitions of Virginia Savings Bank and Community Bank over the last year, our net interest margin would have been 3.86% in the second quarter of 2013. During this time frame, City's investment portfolio experienced the redemption of over $50 million of high-yielding trust preferred securities. Despite the loss of these high-yielding securities, and excluding the accretion benefit of our acquisitions, the net interest margin has been remarkably steady."

"City has been very pleased with the results of our acquisitions of Virginia Savings Bank, headquartered in Front Royal, Virginia and Community Bank, headquartered in Staunton, Virginia. Both of these new markets for City are experiencing higher growth levels than many of City's core banking markets.   The staff in both of these markets has worked very hard to serve their customers while integrating their operations into City. We are very pleased with customer retention and account acquisition results to date. We are also pleased with the results of efforts to improve the asset quality at both institutions, with results to-date ahead of expectations both with respect to the amount of time it will take to resolve the problems and the ultimate values that will be received. Such positive results include our ability to-date to workout the problem loans that each of these institutions had. As a result of our efforts, our capital levels are increasing more rapidly than originally anticipated. City's tangible capital ratio was 9.4% at December 31, 2012 just prior to the acquisition of Community Bank in January 2013. At June 30, 2013, despite the $43 million credit mark on Community Bank's loan portfolio that was recorded, City's tangible equity ratio has already recovered to 8.9%" Hageboeck concluded.

Net Interest Income

The Company's tax equivalent net interest income increased $1.7 million, or 5.8%, from $29.7 million during the first quarter of 2013 to $31.5 million during the second quarter of 2013. This increase is due to an increase in the accretion related to the acquisitions of Virginia Savings and Community Bank. The Company's reported net interest margin increased from 4.18% for the first quarter of 2013 to 4.35% for the second quarter of 2013. Excluding the favorable impact of the accretion from the fair value adjustments ($3.5 million for the quarter ended June 30, 2013 and $2.2 million for the quarter ended March 31, 2013), the net interest margin would have been 3.86% for the quarter ended June 30, 2013 and 3.87% for the quarter ended March 31, 2013.

Credit Quality

The Company's ratio of nonperforming assets to total loans and other real estate owned declined slightly from 1.13% at March 31, 2013 to 1.09% at June 30, 2013. Excluded from this ratio are purchased credit-impaired loans in which the Company estimated cash flows and estimated a credit mark. These loans are considered performing loans provided that the loan is performing in accordance with the estimated expectations. Such loans would be considered nonperforming loans if the loan's performance deteriorates below the initial expectations. Total past due loans decreased from $31.1 million, or 1.25% of total loans outstanding, at March 31, 2013 to $30.4 million, or 1.20% of total loans outstanding, at June 30, 2013. The Company continues to make progress with past due acquired loans that represent approximately two-thirds of the total past dues loans. In accordance with regulatory guidance issued in the third quarter of 2012, the Company considers loans in which the borrower has filed Chapter 7 bankruptcy with the debt being discharged by the bankruptcy court and the loan has not been reaffirmed by the borrower to be troubled debt restructured loans ("TDR's"). Since the time of this change, TDR's have increased from $21.5 million at September 30, 2012 to $26.3 million at June 30, 2013, with less than 10% of these loans being nonaccrual loans. This increase is primarily due to additional Chapter 7 related loans.

As a result of the Company's quarterly analysis of the adequacy of the Allowance for Loan Losses ("ALLL"), the Company recorded a provision for loan losses of $2.0 million in the second quarter of 2013, compared to $1.7 for the comparable period in 2012 and $1.7 million for the first quarter of 2013. The provision for loan losses recorded in the second quarter of 2013 reflects difficulties of certain commercial borrowers of the Company during the quarter, the downgrade of their related credits and management's assessment of the impact of these difficulties on the ultimate collectability of the loans. Changes in the amount of the provision and related allowance are based on the Company's detailed systematic methodology and are directionally consistent with changes in the composition and quality of the Company's loan portfolio. The Company believes its methodology for determining the adequacy of its ALLL adequately provides for probable losses inherent in the loan portfolio and produces a provision and allowance for loan losses that is directionally consistent with changes in asset quality and loss experience.

Non-interest Income

Excluding investment security transactions, non-interest income increased $1.0 million to $14.2 million in the second quarter of 2013 as compared to $13.2 million in the second quarter of 2012. Service charges increased $0.4 million, or 6.2%, to $6.9 million while bankcard revenues increased $0.3 million, or 9.5%, to $3.5 million. These increases were primarily due to the acquisitions of Virginia Savings and Community Bank. In addition, other income increased $0.2 million or 38.9%, to $0.8 million.

Non-interest Expenses

During the second quarter of 2012, the Company completed its acquisition of Virginia Savings and recognized $4.0 million of acquisition and integration expenses. Excluding these expenses, non-interest expenses increased $3.2 million, from $20.8 million in the second quarter of 2012 to $24.0 million in the second quarter of 2013. This increase was primarily related to higher salaries and employee benefits ($2.0 million) due to the acquisitions of Virginia Savings and Community Bank ($1.7 million) and higher health insurance ($0.3 million). In addition, other expenses increased $0.5 million, occupancy and equipment expense increased $0.5 million and depreciation increased $0.3 million. These increases were primarily attributable to the acquisitions of Virginia Savings and Community Bank. Overall expense increases associated with the acquisitions of Virginia Savings and Community Bank have been in line with the Company's expectations. These expenses were partially offset by a decrease in repossessed asset losses as a result of losses recognized in the second quarter of 2012.

Balance Sheet Trends

Loans have increased $30.4 million (1.2%) from March 31, 2013 to $2.53 billion at June 30, 2013. Commercial real estate loans increased $21.9 million (2.2%) and residential real estate loans increased $20.7 million (1.8%). These increases were partially offset by decreases in commercial and industrial ("C&I") loans ($11.4 million, or 7.6%) and consumer loans ($1.0 million, or 1.9%). The decline in C&I loans is a continuation of a strategy engaged by the Company to allow certain acquired loans (although performing in accordance with their respective terms) that were judged by the Company to be of higher risk than loans originated in accordance with the Company's credit standards, to exit the portfolio.

Total average depository balances increased $57.8 million, or 2.1%, from the quarter ended March 31, 2013 to the quarter ended June 30, 2013. Noninterest-bearing deposits increased $20.1 million, savings deposits increased $19.6 million, time deposits increased $9.4 million, and interest-bearing deposits increased $8.0 million.

Income Tax Expense

The Company's effective income tax rate for the second quarter of 2013 was 33.6% compared to 34.3% for the year ended December 31, 2012, and 33.8% for the quarter ended June 30, 2012. The effective rate is based upon the Company's expected tax rate for the year ending December 31, 2013.

Capitalization and Liquidity

One of the Company's strengths is that it is highly profitable while maintaining strong liquidity and capital. With respect to liquidity, the Company's loan to deposit ratio was 89.1% and the loan to asset ratio was 74.8% at June 30, 2013. The Company maintained investment securities totaling 10.2% of assets as of this date. Further, the Company's deposit mix is weighted heavily toward checking and saving accounts that fund 51.1% of assets at June 30, 2013. Time deposits fund 32.8% of assets at June 30, 2013, but very few of these deposits are in accounts that have balances of more than $250,000, reflecting the core retail orientation of the Company.

The Company continues to be strongly capitalized. The Company's tangible equity ratio was 8.9% at June 30, 2013 compared to 9.4% at December 31, 2012. At June 30, 2013, City National Bank's Leverage Ratio is 8.82%, its Tier I Capital ratio is 11.92%, and its Total Risk-Based Capital ratio is 12.75%. These regulatory capital ratios are significantly above levels required to be considered "well capitalized," which is the highest possible regulatory designation.

On June 26, 2013, the Board approved a quarterly cash dividend of $0.37 cents per share payable July 31, 2013, to shareholders of record as of July 15, 2013.

City Holding Company is the parent company of City National Bank of West Virginia. City National operates 83 branches across West Virginia, Virginia, Kentucky and Ohio.

4

Forward-Looking Information

This news release contains certain forward-looking statements that are included pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such information involves risks and uncertainties that could result in the Company's actual results differing from those projected in the forward-looking statements. Important factors that could cause actual results to differ materially from those discussed in such forward-looking statements include, but are not limited to, (1) the Company may incur additional loan loss provision due to negative credit quality trends in the future that may lead to a deterioration of asset quality; (2) the Company may incur increased charge-offs in the future; (3) the Company could have adverse legal actions of a material nature; (4) the Company may face competitive loss of customers; (5) the Company may be unable to manage its expense levels; (6) the Company may have difficulty retaining key employees; (7) changes in the interest rate environment may have results on the Company's operations materially different from those anticipated by the Company's market risk management functions; (8) changes in general economic conditions and increased competition could adversely affect the Company's operating results; (9) changes in other regulations and government policies affecting bank holding companies and their subsidiaries, including changes in monetary policies, could negatively impact the Company's operating results; (10) the Company may experience difficulties growing loan and deposit balances; (11) the current economic environment poses significant challenges for us and could adversely affect our financial condition and results of operations; (12) continued deterioration in the financial condition of the U.S. banking system may impact the valuations of investments the Company has made in the securities of other financial institutions resulting in either actual losses or other than temporary impairments on such investments; (13) the effects of the Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act") recently adopted by the United States Congress and (14) the integration of the operations of City Holding and Community Financial may be more difficult than anticipated. Forward-looking statements made herein reflect management's expectations as of the date such statements are made. Forward-looking statements made herein reflect management's expectations as of the date such statements are made. Such information is provided to assist stockholders and potential investors in understanding current and anticipated financial operations of the Company and is included pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances that arise after the date such statements are made. Further, the Company is required to evaluate subsequent events through the filing of its June 30, 2013 Form 10-Q. The Company will continue to evaluate the impact of any subsequent events on the preliminary June 30, 2013 results and will adjust the amounts if necessary.

5

CITY HOLDING COMPANY AND SUBSIDIARIES
Financial Highlights
(Unaudited)

	Three Months Ended June 30,		Percent Change
	2013	2012	
Earnings ($000s, except per share data):			
Net Interest Income (FTE)	$ 31,464	$ 24,039	30.89%
Net Income available to common shareholders	13,006	7,413	75.45%
Earnings per Basic Share	0.83	0.50	65.13%
Earnings per Diluted Share	0.82	0.50	64.23%
Key Ratios (percent):			
Return on Average Assets	1.53%	1.06%	44.73%
Return on Average Tangible Equity	17.59%	11.20%	57.01%
Net Interest Margin	4.35%	3.91%	11.09%
Efficiency Ratio	52.04%	66.45%	(21.68)%
Average Shareholders' Equity to Average Assets	10.94%	11.47%	(4.60)%
Consolidated Risk Based Capital Ratios (a):			
Tier I	12.34%	12.46%	(0.96)%
Total	13.19%	13.38%	(1.42)%
Tangible Equity to Tangible Assets	8.90%	9.03%	(1.52)%
Common Stock Data:			
Cash Dividends Declared per Share	$ 0.37	$ 0.35	5.71%
Book Value per Share	23.52	21.63	8.72%
Tangible Book Value per Share	18.76	17.24	8.84%
Market Value per Share:			
High	40.43	35.62	13.50%
Low	36.87	30.96	19.09%
End of Period	38.95	33.69	15.61%
Price/Earnings Ratio (b)	11.77	16.81	(29.99)%

	Six Months Ended June 30,		Percent Change
	2013	2012	
Earnings ($000s, except per share data):			
Net Interest Income (FTE)	$ 61,210	$ 47,768	28.14%
Net Income available to common shareholders	20,993	17,442	20.36%
Earnings per Basic Share	1.34	1.18	13.70%
Earnings per Diluted Share	1.33	1.17	13.15%
Key Ratios (percent):			
Return on Average Assets	1.25%	1.26%	(0.75)%
Return on Average Tangible Equity	14.49%	13.30%	8.99%
Net Interest Margin	4.26%	3.94%	8.09%
Efficiency Ratio	59.14%	59.74%	(1.00)%
Average Shareholders' Equity to Average Assets	10.84%	11.51%	(5.81)%
Common Stock Data:			
Cash Dividends Declared per Share	$ 0.74	$ 0.70	5.71%
Market Value per Share:			
High	40.43	37.16	8.80%
Low	36.07	30.96	16.51%
Price/Earnings Ratio (b)	14.53	14.29	1.68%

(a) June 30, 2013 risk-based capital ratios are estimated
(b) June 30, 2013 price/earnings ratio computed based on annualized second quarter 2013 earnings

CITY HOLDING COMPANY AND SUBSIDIARIES
Financial Highlights
(Unaudited)

Book Value and Market Price Range per Share

| | Book Value per Share | | | | Market Price Range per Share | |
	March 31	June 30	September 30	December 31	Low	High
2009	$ 17.69	$ 18.24	$ 18.95	$ 19.37	$ 20.88	$ 34.34
2010	19.71	20.02	20.31	20.31	26.87	38.03
2011	20.39	20.58	20.86	21.05	26.06	37.22
2012	21.46	21.63	22.14	22.47	30.96	37.16
2013	23.27	23.52			36.07	40.43

Earnings per Basic Share

| | Quarter Ended | | | | |
	March 31	June 30	September 30	December 31	Year-to-Date
2009	$ 0.69	$ 0.64	$ 0.66	$ 0.70	$ 2.69
2010	0.59	0.68	0.58	0.64	2.48
2011	0.62	0.65	0.77	0.65	2.68
2012	0.68	0.50	0.71	0.73	2.63
2013	0.51	0.83			1.34

Earnings per Diluted Share

| | Quarter Ended | | | | |
	March 31	June 30	September 30	December 31	Year-to-Date
2009	$ 0.69	$ 0.64	$ 0.66	$ 0.70	$ 2.68
2010	0.58	0.68	0.58	0.64	2.47
2011	0.62	0.64	0.76	0.65	2.67
2012	0.67	0.50	0.71	0.73	2.61
2013	0.51	0.82			1.33

CITY HOLDING COMPANY AND SUBSIDIARIES
Consolidated Statements of Income
(Unaudited) ($ in 000s, except per share data)

| | Three Months Ended June 30, | |
	2013	2012
Interest Income		
Interest and fees on loans	$ 31,771	$ 23,143
Interest on investment securities:		
Taxable	2,632	3,943
Tax-exempt	312	368
Interest on federal funds sold	9	12
Total Interest Income	34,724	27,466
Interest Expense		
Interest on deposits	3,195	3,383
Interest on short-term borrowings	79	77
Interest on long-term debt	153	165
Total Interest Expense	3,427	3,625
Net Interest Income	31,297	23,841
Provision for loan losses	2,011	1,675
Net Interest Income After Provision for Loan Losses	29,286	22,166
Non-Interest Income		
Total investment securities impairment losses	-	(606)
Noncredit impairment losses recognized in other comprehensive income	-	302
Net investment securities impairment losses	-	(304)
Gains on sale of investment securities	9	832
Net investment securities gains	9	528
Service charges	6,897	6,497
Bankcard revenue	3,450	3,152
Insurance commissions	1,358	1,347
Trust and investment management fee income	964	942
Bank owned life insurance	799	766
Other income	775	558
Total Non-Interest Income	14,252	13,790
Non-Interest Expense		
Salaries and employee benefits	12,640	10,668
Occupancy and equipment	2,500	1,978
Depreciation	1,453	1,109
FDIC insurance expense	341	394
Advertising	819	675
Bankcard expenses	766	694
Postage, delivery, and statement mailings	552	488
Office supplies	463	396
Legal and professional fees	535	421
Telecommunications	465	387
Repossessed asset (gains)/losses, net of expenses	(23)	650
Merger related expenses	65	4,042
Other expenses	3,383	2,861
Total Non-Interest Expense	23,959	24,763
Income Before Income Taxes	19,579	11,193
Income tax expense	6,573	3,780
Net Income Available to Common Shareholders	$ 13,006	$ 7,413
Distributed earnings allocated to common shareholders	$ 5,751	$ 5,146
Undistributed earnings allocated to common shareholders	7,139	2,208
Net earnings allocated to common shareholders	$ 12,890	$ 7,354
Average common shares outstanding	15,582	14,680
Effect of dilutive securities:		
Employee stock options	170	79
Shares for diluted earnings per share	15,752	14,759
Basic earnings per common share	$ 0.83	$ 0.50
Diluted earnings per common share	$ 0.82	$ 0.50
Dividends declared per common share	$ 0.37	$ 0.35
Comprehensive Income	$ 8,798	$ 6,673

CITY HOLDING COMPANY AND SUBSIDIARIES
Consolidated Statements of Income
(Unaudited) ($ in 000s, except per share data)

	Six months ended June 30,	
	2013	2012
Interest Income		
Interest and fees on loans	$ 61,709	$ 46,210
Interest on investment securities:		
Taxable	5,382	7,907
Tax-exempt	636	755
Interest on federal funds sold	22	23
Total Interest Income	67,749	54,895
Interest Expense		
Interest on deposits	6,422	7,051
Interest on short-term borrowings	149	150
Interest on long-term debt	309	333
Total Interest Expense	6,880	7,534
Net Interest Income	60,869	47,361
Provision for loan losses	3,749	3,625
Net Interest Income After Provision for Loan Losses	57,120	43,736
Non-Interest Income		
Total investment securities impairment losses	-	(606)
Noncredit impairment losses recognized in other comprehensive income	-	302
Net investment securities impairment losses	-	(304)
Gains on sale of investment securities	93	801
Net investment securities gains	93	497
Service charges	13,432	12,545
Bankcard revenue	6,649	6,194
Insurance commissions	3,198	3,343
Trust and investment management fee income	1,954	1,749
Bank owned life insurance	1,611	1,489
Other income	1,641	1,091
Total Non-Interest Income	28,578	26,908
Non-Interest Expense		
Salaries and employee benefits	25,589	20,913
Occupancy and equipment	4,971	3,913
Depreciation	2,852	2,195
FDIC insurance expense	853	779
Advertising	1,554	1,319
Bankcard expenses	1,493	1,314
Postage, delivery, and statement mailings	1,158	1,036
Office supplies	904	851
Legal and professional fees	971	738
Telecommunications	910	776
Repossessed asset losses, net of expenses	(178)	771
Merger related expenses	5,604	4,177
Other expenses	6,682	5,496
Total Non-Interest Expense	53,363	44,278
Income Before Income Taxes	32,335	26,366
Income tax expense	11,342	8,924
Net Income Available to Common Shareholders	$ 20,993	$ 17,442
Distributed earnings allocated to common shareholders	$ 11,502	$ 10,291
Undistributed earnings allocated to common shareholders	9,303	7,011
Net earnings allocated to common shareholders	$ 20,805	$ 17,302
Average common shares outstanding	15,521	14,676
Effect of dilutive securities:		
Employee stock options	166	84
Shares for diluted earnings per share	15,687	14,760
Basic earnings per common share	$ 1.34	$ 1.18
Diluted earnings per common share	$ 1.33	$ 1.17
Dividends declared per common share	$ 0.74	$ 0.70
Comprehensive Income	$ 16,875	$ 18,872

CITY HOLDING COMPANY AND SUBSIDIARIES
Consolidated Statements of Changes in Stockholders' Equity
(Unaudited) ($ in 000s)

| | Three Months Ended | |
	June 30, 2013	June 30, 2012
Balance at April 1	$ 365,848	$ 316,046
Net income	13,006	7,413
Other comprehensive income:		
Change in unrealized loss on securities available-for-sale	(4,208)	(740)
Cash dividends declared ($0.37/share) and ($0.35/share), respectively	(5,803)	(5,188)
Issuance of stock award shares, net	246	213
Acquisition of Community Financial Corporation	(198)	-
Acquisition of Virginia Savings Bancorp	-	7,723
Exercise of 20,435 stock options	-	-
Purchase of 149,535 common shares of treasury	-	(4,845)
Balance at June 30	$ 368,891	$ 320,622

| | Six Months Ended | |
	June 30, 2013	June 30, 2012
Balance at January 1	$ 333,274	$ 311,134
Net income	20,993	17,442
Other comprehensive income:		
Change in unrealized gain (loss) on securities available-for-sale	(4,118)	1,430
Cash dividends declared ($0.74/share) and ($0.70/share), respectively	(11,866)	(10,337)
Issuance of stock award shares, net	703	657
Acquisition of Community Financial Corporation	28,508	-
Acquisition of Virgina Savings Bancorp	-	7,723
Exercise of 62,685 stock options	1,397	-
Exercise of 16,899 stock options	-	488
Purchase of 237,535 common shares of treasury	-	(7,915)
Balance at June 30	$ 368,891	$ 320,622

CITY HOLDING COMPANY AND SUBSIDIARIES
Condensed Consolidated Quarterly Statements of Income
(Unaudited) ($ in 000s, except per share data)

	June 30 2013		March 31 2013		Quarter Ended December 31 2012		September 30 2012		June 30 2012
Interest income	$ 34,724	$	33,026	$	28,884	$	28,432	$	27,466
Taxable equivalent adjustment	167		174		183		185		198
Interest income (FTE)	34,891		33,200		29,067		28,617		27,664
Interest expense	3,427		3,455		3,360		3,557		3,625
Net interest income	31,464		29,745		25,707		25,060		24,039
Provision for loan losses	2,011		1,738		1,775		975		1,675
Net interest income after provision for loan losses	29,453		28,007		23,932		24,085		22,364
Noninterest income	14,252		14,326		14,266		14,079		13,790
Noninterest expense	23,959		29,403		21,273		21,846		24,763
Income before income taxes	19,746		12,930		16,925		16,318		11,391
Income tax expense	6,573		4,769		5,848		5,526		3,780
Taxable equivalent adjustment	167		174		183		185		198
Net income available to common shareholders	$ 13,006	$	7,987	$	10,894	$	10,607	$	7,413
Distributed earnings allocated to common shareholders	$ 5,751	$	5,747	$	5,151	$	5,150	$	5,146
Undistributed earnings allocated to common shareholders	7,139		2,175		5,658		5,373		2,208
Net earnings allocated to common shareholders	$ 12,890	$	7,922	$	10,809	$	10,523	$	7,354
Average common shares outstanding	15,582		15,473		14,755		14,751		14,680
Effect of dilutive securities:									
Employee stock options	170		154		82		83		79
Shares for diluted earnings per share	15,752		15,627		14,837		14,834		14,759
Basic earnings per common share	$ 0.83	$	0.51	$	0.73	$	0.71	$	0.50
Diluted earnings per common share	0.82		0.51		0.73		0.71		0.50
Cash dividends declared per share	0.37		0.37		0.35		0.35		0.35
Net Interest Margin	4.35%		4.18%		3.99%		3.95%		3.91%
Interest Income from Accretion Related to Fair Value Adjustments Recorded as a Result of Acquisition	$ 3,517	$	2,181	$	1,658	$	936	$	-

CITY HOLDING COMPANY AND SUBSIDIARIES
Non-Interest Income and Non-Interest Expense
(Unaudited) ($ in 000s)

		June 30 2013		March 31 2013		Quarter Ended December 31 2012		September 30 2012		June 30 2012
Non-Interest Income:										
Service charges	$	6,897	$	6,535	$	7,113	$	6,750	$	6,497
Bankcard revenue		3,450		3,199		3,101		3,111		3,152
Insurance commissions		1,358		1,840		1,289		1,439		1,347
Trust and investment management fee income		964		990		1,112		912		942
Bank owned life insurance		799		812		754		738		766
Other income		775		866		897		671		558
Subtotal		14,243		14,242		14,266		13,621		13,262
Total investment securities impairment losses		-		-		-		(272)		(606)
Noncredit impairment losses recognized in other comprehensive income		-		-		-		-		302
Net investment securities impairment losses		-		-		-		(272)		(304)
Gain (loss) on sale of investment securities		9		84		-		730		832
Total Non-Interest Income	$	14,252	$	14,326	$	14,266	$	14,079	$	13,790
Non-Interest Expense:										
Salaries and employee benefits	$	12,640	$	12,949	$	11,301	$	11,295	$	10,668
Occupancy and equipment		2,500		2,472		2,147		2,126		1,978
Depreciation		1,453		1,399		1,234		1,175		1,109
FDIC insurance expense		341		511		407		405		394
Advertising		819		735		596		674		675
Bankcard expenses		766		727		628		720		694
Postage, delivery and statement mailings		552		605		514		529		488
Office supplies		463		441		412		407		396
Legal and professional fees		535		435		437		611		421
Telecommunications		465		445		405		433		387
Repossessed asset (gains) losses, net of expenses		(23)		(155)		146		429		650
Merger related expenses		65		5,540		373		157		4,042
Other expenses		3,383		3,299		2,673		2,885		2,861
Total Non-Interest Expense	$	23,959	$	29,403	$	21,273	$	21,846	$	24,763
Employees (Full Time Equivalent)		931		932		843		836		831
Branch Locations		83		83		73		73		73

CITY HOLDING COMPANY AND SUBSIDIARIES
Consolidated Balance Sheets
($ in 000s)

	June 30 2013		December 31 2012
	(Unaudited)		
Assets			
Cash and due from banks	$ 186,707	$	58,718
Interest-bearing deposits in depository institutions	5,627		16,276
Federal funds sold	-		10,000
Cash and cash equivalents	192,334		84,994
Investment securities available-for-sale, at fair value	328,782		377,122
Investment securities held-to-maturity, at amortized cost	4,293		13,454
Other securities	13,344		11,463
Total investment securities	346,419		402,039
Gross loans	2,527,445		2,146,369
Allowance for loan losses	(20,069)		(18,809)
Net loans	2,507,376		2,127,560
Bank owned life insurance	90,444		81,901
Premises and equipment, net	82,190		72,728
Accrued interest receivable	8,275		6,692
Net deferred tax assets	46,549		32,737
Intangible assets	74,642		65,057
Other assets	34,321		43,758
Total Assets	$ 3,382,550	$	2,917,466
Liabilities			
Deposits:			
Noninterest-bearing	$ 510,713	$	429,969
Interest-bearing:			
Demand deposits	612,950		553,132
Savings deposits	603,818		506,869
Time deposits	1,108,469		919,346
Total deposits	2,835,950		2,409,316
Short-term borrowings			
Customer repurchase agreements	124,343		114,646
Long-term debt	16,495		16,495
Other liabilities	36,871		43,735
Total Liabilities	3,013,659		2,584,192
Stockholders' Equity			
Preferred stock, par value $25 per share: 500,000 shares authorized; none issued	-		-
Common stock, par value $2.50 per share: 50,000,000 shares authorized;			
18,499,282 shares issued at June 30, 2013 and December 31, 2012			
less 2,815,397 and 3,665,999 shares in treasury, respectively	46,249		46,249
Capital surplus	107,235		103,524
Retained earnings	318,397		309,270
Cost of common stock in treasury	(97,450)		(124,347)
Accumulated other comprehensive loss:			
Unrealized gain on securities available-for-sale	(545)		3,573
Underfunded pension liability	(4,995)		(4,995)
Total Accumulated Other Comprehensive Loss	(5,540)		(1,422)
Total Stockholders' Equity	368,891		333,274
Total Liabilities and Stockholders' Equity	$ 3,382,550	$	2,917,466

CITY HOLDING COMPANY AND SUBSIDIARIES
Investment Portfolio
(Unaudited) ($ in 000s)

	Original Cost	Credit-Related Net Investment Impairment Losses through June 30, 2013	Unrealized Gains (Losses)	Carrying Value
US Government Agencies	$ 2,857	$ -	$ 68	$ 2,925
Mortgage Backed Securities	254,240	-	(306)	253,934
Municipal Bonds	43,156	-	833	43,989
Pooled Bank Trust Preferreds	25,062	(20,171)	(2,427)	2,464
Single Issuer Bank Trust Preferreds,				
Subdebt of Financial Institutions, and				
Bank Holding Company Preferred Stocks	24,901	(1,015)	(508)	23,378
Money Markets and Mutual Funds	1,525	-	(11)	1,514
Federal Reserve Bank and FHLB stock	13,344	-	-	13,344
Community Bank Equity Positions	8,194	(4,813)	1,490	4,871
Total Investments	$ 373,279	$ (25,999)	$ (861)	$ 346,419

CITY HOLDING COMPANY AND SUBSIDIARIES
Loan Portfolio
(Unaudited) ($ in 000s)

	June 30 2013		March 31 2013		December 31 2012		September 30 2012		June 30 2012
Residential real estate [1]	$	1,170,123	$	1,149,411	$	1,031,435	$	1,008,305	$	997,016
Home equity - junior liens		138,367		138,333		143,110		143,058		143,400
Commercial and industrial		138,299		149,677		108,739		105,027		116,288
Commercial real estate [2]		1,023,311		1,001,453		821,970		787,887		768,176
Consumer		54,242		55,274		36,564		38,285		37,383
DDA overdrafts		3,103		2,876		4,551		2,670		3,326
Gross Loans	$	2,527,445	$	2,497,024	$	2,146,369	$	2,085,232	$	2,065,589
Construction loans included in:										
[1] - Residential real estate loans	$	15,889	$	16,884	$	15,408	$	12,787	$	11,919
[2] - Commercial real estate loans	$	24,726	$	26,163	$	15,352	$	17,072	$	18,544

CITY HOLDING COMPANY AND SUBSIDIARIES
Acquisition Activity - Accretion
(Unaudited) ($ in millions)

The following table presents the actual and forecasted accretion related to the fair value adjustments on net interest income recorded as a result of the Virginia Savings Bancorp (VSB) and Community Financial Corporation (Community) acquisitions.

	VSB		Community		
Year Ended:	Loan Accretion[a]	Certificates of Deposit[a]	Loan Accretion[a]	Certificates of Deposit[a]	Total
1Q 2013	$ 985	$ 178	$ 858	$ 160	$ 2,181
2Q 2013	1,334	122	1,887	174	3,517
Remainder 2013	718	242	2,755	305	4,020
2014	974	537	3,483	294	5,288
2015	729	518	1,993	160	3,400
Thereafter	1,494	497	8,458	48	10,497

a - 2Q 2013 amounts are based on actual results. Remainder 2013, 2014, 2015, and Thereafter amounts are based on estimated amounts.

Note: The amounts reflected in the table above require management to make significant assumptions based on estimated future default, prepayment, and discount rates. Actual performance could be significantly different from that assumed, which could result in the actual results being materially different from the amounts estimated above.

CITY HOLDING COMPANY AND SUBSIDIARIES
Consolidated Average Balance Sheets, Yields, and Rates
(Unaudited) ($ in 000s)

				Three Months Ended June 30,		
	2013				**2012**	
	Average Balance	**Interest**	**Yield/ Rate**	**Average Balance**	**Interest**	**Yield/ Rate**
Assets:						
Loan portfolio [1]:						
Residential real estate [2]	$ 1,290,188	$ 13,564	4.22%	$ 1,096,164	$ 11,904	4.37%
Commercial, financial, and agriculture [3]	1,156,269	15,654	5.43%	876,678	9,742	4.47%
Installment loans to individuals [4], [5]	67,426	1,839	10.94%	46,439	751	6.50%
Previously securitized loans [6]	***	714	***	***	746	***
Total loans	2,513,883	31,771	5.07%	2,019,281	23,143	4.61%
Securities:						
Taxable	327,252	2,632	3.23%	378,656	3,943	4.19%
Tax-exempt [7]	31,789	479	6.04%	39,678	566	5.74%
Total securities	359,041	3,111	3.48%	418,334	4,509	4.34%
Deposits in depository institutions	7,451	-	-	6,951	-	-
Federal funds sold	22,747	9	0.16%	26,124	12	0.18%
Total interest-earning assets	2,903,122	34,891	4.82%	2,470,690	27,664	4.50%
Cash and due from banks	175,837			70,858		
Bank premises and equipment	82,243			68,936		
Other assets	261,552			215,692		
Less: Allowance for loan losses	(20,089)			(19,179)		
Total assets	$ 3,402,665			$ 2,806,997		
Liabilities:						
Interest-bearing demand deposits	611,334	179	0.12%	533,666	173	0.13%
Savings deposits	603,604	216	0.14%	474,976	184	0.16%
Time deposits [8]	1,116,358	2,800	1.01%	895,921	3,026	1.36%
Short-term borrowings	125,729	79	0.25%	121,424	77	0.26%
Long-term debt	16,495	153	3.72%	16,495	165	4.02%
Total interest-bearing liabilities	2,473,520	3,427	0.56%	2,042,482	3,625	0.71%
Noninterest-bearing demand deposits	519,212			413,709		
Other liabilities	37,698			28,921		
Stockholders' equity	372,235			321,885		
Total liabilities and stockholders' equity	$ 3,402,665			$ 2,806,997		
Net interest income		$ 31,464			$ 24,039	
Net yield on earning assets			4.35%			3.91%

(1) For purposes of this table, non-accruing loans have been included in average balances and loan fees, which are immaterial, have been included in interest income.

(2) - Interest income on residential real estate loans includes $0.2 million and $0.1 million of accretion related to the fair value market adjustments due to the acquisitions of Virginia Savings Bancorp, Inc. and Community Financial Corporation, respectively.

(3) - Interest income on commercial, financial, and agriculture loans includes $1.0 million and $1.3 million of accretion related to the fair value market adjustments due to the acquisitions of Virginia Savings Bancorp, Inc. and Community Financial Corporation, respectively.

(4) - Interest income on installment loans to individuals includes $0.1 million and $0.5 million of accretion related to the fair value market adjustments due to the acquisitions of Virginia Savings Bancorp, Inc. and Community Financial Corporation, respectively.

(5) Includes the Company's consumer and DDA overdrafts loan categories.

(6) Effective January 1, 2012, the carrying value of the Company's previously securitized loans was reduced to $0.

(7) Computed on a fully federal tax-equivalent basis assuming a tax rate of approximately 35%.

(8) - Interest expense on time deposits includes $0.1 million and $0.2 million in accretion of the fair market value adjustments related to the acquisitions of Virginia Savings Bancorp, Inc. and Community Financial Corporation, respectively.

CITY HOLDING COMPANY AND SUBSIDIARIES
Consolidated Average Balance Sheets, Yields, and Rates
(Unaudited) ($ in 000s)

		Six Months Ended June 30,					
		2013		Yield/		2012	Yield/
	Average Balance		Interest	Rate	Average Balance	Interest	Rate
Assets:							
Loan portfolio (1):							
Residential real estate (2)	$ 1,283,907	$	27,284	4.29%	$ 1,082,038	$ 23,731	4.41%
Commercial, financial, and agriculture (3)	1,139,187		29,845	5.28%	869,782	19,326	4.47%
Installment loans to individuals (4), (5)	66,649		3,217	9.73%	44,060	1,521	6.94%
Previously securitized loans (6)	***		1,363	***	***	1,632	***
Total loans	2,489,743		61,709	5.00%	1,995,880	46,210	4.66%
Securities:							
Taxable	338,627		5,382	3.21%	365,233	7,907	4.35%
Tax-exempt (7)	32,386		978	6.09%	40,397	1,162	5.78%
Total securities	371,013		6,360	3.46%	405,630	9,069	4.50%
Deposits in depository institutions	8,238		-	-	7,269	-	-
Federal funds sold	26,320		21	0.16%	26,793	23	0.17%
Total interest-earning assets	2,895,314		68,090	4.74%	2,435,572	55,302	4.57%
Cash and due from banks	144,096				73,171		
Bank premises and equipment	81,604				66,841		
Other assets	260,449				216,033		
Less: Allowance for loan losses	(19,782)				(19,452)		
Total assets	$ 3,361,681				$ 2,772,165		
Liabilities:							
Interest-bearing demand deposits	607,339		358	0.12%	528,714	351	0.13%
Savings deposits	593,880		430	0.15%	461,705	372	0.16%
Time deposits (8)	1,111,696		5,634	1.02%	892,516	6,328	1.43%
Short-term borrowings	118,838		149	0.25%	117,685	150	0.26%
Long-term debt	16,495		309	3.78%	16,495	333	4.06%
Total interest-bearing liabilities	2,448,248		6,880	0.57%	2,017,115	7,534	0.75%
Noninterest-bearing demand deposits	508,865				403,305		
Other liabilities	40,142				32,676		
Stockholders' equity	364,426				319,069		
Total liabilities and stockholders' equity	$ 3,361,681				$ 2,772,165		
Net interest income		$	61,210			$ 47,768	
Net yield on earning assets				4.26%			3.94%

(1) For purposes of this table, non-accruing loans have been included in average balances and loan fees, which are immaterial, have been included in interest income.

(2) - Interest income on residential real estate loans includes $0.5 million and $0.2 million of accretion related to the fair value market adjustments due to the acquisitions of Virginia Savings Bancorp, Inc. and Community Financial Corporation, respectively.

(3) - Interest income on commercial, financial, and agriculture loans includes $1.7 million and $1.9 million of accretion related to the fair value market adjustments due to the acquisitions of Virginia Savings Bancorp, Inc. and Community Financial Corporation, respectively.

(4) Includes the Company's consumer and DDA overdrafts loan categories.

(5) - Interest income on installment loans to individuals includes $0.1 million and $0.6 million of accretion related to the fair value market adjustments due to the acquisitions of Virginia Savings Bancorp, Inc. and Community Financial Corporation, respectively.

(6) Effective January 1, 2012, the carrying value of the Company's previously securitized loans was reduced to $0.

(7) Computed on a fully federal tax-equivalent basis assuming a tax rate of approximately 35%.

(8) - Interest expense on time deposits includes $0.3 million and $0.3 million in accretion of the fair market value adjustments related to the acquisitions of Virginia Savings Bancorp, Inc. and Community Financial Corporation, respectively.

CITY HOLDING COMPANY AND SUBSIDIARIES
Analysis of Risk-Based Capital
(Unaudited) ($ in 000s)

	June 30 2013 (a)		March 31 2013		December 31 2012		September 30 2012		June 30 2012
Tier I Capital:									
Stockholders' equity	$	368,891	$	365,848	$	333,274	$	328,415	$	320,622
Goodwill and other intangibles		(74,455)		(75,563)		(64,866)		(64,912)		(64,971)
Accumulated other comprehensive loss		5,540		1,332		1,422		365		2,477
Qualifying trust preferred stock		16,000		16,000		16,000		16,000		16,000
Unrealized loss on AFS securities		(11)		-		-		-		-
Excess deferred tax assets		(13,572)		(17,737)		(6,577)		(7,472)		(7,847)
Total tier I capital	$	302,394	$	289,880	$	279,254	$	272,397	$	266,282
Total Risk-Based Capital:									
Tier I capital	$	302,394	$	289,880	$	279,254	$	272,397	$	266,282
Qualifying allowance for loan losses		20,069		19,721		18,809		18,986		19,452
Unrealized gain on securities		686		696		-		-		-
Total risk-based capital	$	323,149	$	310,297	$	298,063	$	291,383	$	285,734
Net risk-weighted assets	$	2,450,010	$	2,436,022	$	2,152,622	$	2,112,581	$	2,136,249
Ratios:									
Average stockholders' equity to average assets		10.94%		10.74%		11.49%		11.32%		11.47%
Tangible capital ratio		8.90%		8.61%		9.40%		9.29%		9.03%
Risk-based capital ratios:									
Tier I capital		12.34%		11.90%		12.97%		12.89%		12.46%
Total risk-based capital		13.19%		12.74%		13.85%		13.79%		13.38%
Leverage capital		9.12%		8.98%		9.82%		9.67%		9.74%

(a) June 30, 2013 risk-based capital ratios are estimated

CITY HOLDING COMPANY AND SUBSIDIARIES
Intangibles
(Unaudited) ($ in 000s)

	As of and for the Quarter Ended								
	June 30 2013		March 31 2013		December 31 2012		September 30 2012		June 30 2012
Intangibles, net	$	74,642	$	75,750	$	65,057	$	65,103	$	65,162
Intangibles amortization expense		260		260		135		135		109

CITY HOLDING COMPANY AND SUBSIDIARIES
Summary of Loan Loss Experience
(Unaudited) ($ in 000s)

		June 30 2013		March 31 2013		Quarter Ended December 31 2012		September 30 2012		June 30 2012
Balance at beginning of period	$	19,721	$	18,809	$	18,986	$	19,452	$	18,628
Charge-offs:										
Commercial and industrial		330		62		100		9		48
Commercial real estate		419		203		1,744		845		26
Residential real estate		520		591		284		252		296
Home equity		154		116		366		133		347
Consumer		221		3		42		53		36
DDA overdrafts		348		339		394		418		375
Total charge-offs		1,992		1,314		2,930		1,710		1,128
Recoveries:										
Commercial and industrial		20		1		19		10		-
Commercial real estate		16		18		190		3		-
Residential real estate		20		48		7		8		3
Home equity		-		-		6		1		10
Consumer		70		147		45		26		35
DDA overdrafts		203		274		711		221		229
Total recoveries		329		488		978		269		277
Net charge-offs		1,663		826		1,952		1,441		851
Provision for loan losses		1,834		1,738		1,775		975		1,675
Provision for acquired loans		177		-		-		-		-
Balance at end of period	$	20,069	$	19,721	$	18,809	$	18,986	$	19,452
Loans outstanding	$	2,527,445	$	2,497,023	$	2,146,369	$	2,085,232	$	2,065,589
Average loans outstanding		2,513,883		2,465,336		2,104,483		2,070,264		2,019,281
Allowance as a percent of loans outstanding		0.79%		0.79%		0.88%		0.91%		0.94%
Allowance as a percent of non-performing loans		119.63%		110.21%		96.59%		82.61%		88.92%
Net charge-offs (annualized) as a percent of average loans outstanding		0.26%		0.13%		0.37%		0.28%		0.17%
Net charge-offs, excluding overdraft deposit accounts, (annualized) as a percent of average loans outstanding		0.24%		0.12%		0.43%		0.24%		0.14%

CITY HOLDING COMPANY AND SUBSIDIARIES
Summary of Non-Performing Assets
(Unaudited) ($ in 000s)

	June 30 2013	March 31 2013	December 31 2012	September 30 2012	June 30 2012
Nonaccrual loans	$ 15,706	$ 17,520	$ 19,194	$ 22,586	$ 21,726
Accruing loans past due 90 days or more	1,070	374	280	397	149
Total non-performing loans	16,776	17,894	19,474	22,983	21,875
Other real estate owned	10,837	10,508	8,162	9,017	8,697
Total non-performing assets	$ 27,613	$ 28,402	$ 27,636	$ 32,000	$ 30,572
Non-performing assets as a percent of loans and other real estate owned	1.09%	1.13%	1.28%	1.53%	1.47%

CITY HOLDING COMPANY AND SUBSIDIARIES
Summary of Total Past Due Loans
(Unaudited) ($ in 000s)

Originated

	June 30 2013	March 31 2013	December 31 2012	September 30 2012	June 30 2012
Residential real estate	$ 6,525	$ 5,889	$ 5,748	$ 4,909	$ 5,575
Home equity	655	858	2,893	2,643	1,864
Commercial and industrial	234	320	496	25	540
Commercial real estate	2,556	1,503	633	1,271	3,145
Consumer	103	83	121	136	90
DDA overdrafts	290	337	281	319	364
Total past due loans	$ 10,363	$ 8,990	$ 10,172	$ 9,303	$ 11,578

Acquired

	June 30 2013	March 31 2013	December 31 2012	September 30 2012	June 30 2012
Residential real estate	$ 1,986	$ 2,759	$ -	$ -	$ -
Home equity	-	-	-	-	-
Commercial and industrial	3,710	11,245	1,004	-	-
Commercial real estate	13,661	7,247	1,793	-	-
Consumer	693	864	-	-	-
DDA overdrafts	-	-	-	-	-
Total past due loans	$ 20,050	$ 22,115	$ 2,797	$ -	$ -

Total

	June 30 2013	March 31 2013	December 31 2012	September 30 2012	June 30 2012
Residential real estate	$ 8,511	$ 8,648	$ 5,748	$ 4,909	$ 5,575
Home equity	655	858	2,893	2,643	1,864
Commercial and industrial	3,944	11,565	1,500	25	540
Commercial real estate	16,217	8,750	2,426	1,271	3,145
Consumer	796	947	121	136	90
DDA overdrafts	290	337	281	319	364
Total past due loans	$ 30,413	$ 31,105	$ 12,969	$ 9,303	$ 11,578
Total past due loans as a percent of loans outstanding	1.20%	1.25%	0.60%	0.45%	0.56%

CITY HOLDING COMPANY AND SUBSIDIARIES
Summary of Troubled Debt Restructurings
(Unaudited) ($ in 000s)

	June 30 2013	March 31 2013	December 31 2012	September 30 2012	June 30 2012
Residential real estate	$ 21,480	$ 20,136	$ 18,988	$ 17,979	$ -
Home equity	2,963	3,025	3,743	3,126	-
Commercial and industrial	95	101	101	-	-
Commercial real estate	1,791	1,805	734	227	228
Consumer	-	142	142	144	146
Total	$ 26,329	$ 25,209	$ 23,708	$ 21,476	$ 374

At September 30, 2012, the Company reclassified $21.1 million of loans as TDRs in accordance with recent regulatory guidance. The regulatory guidance requires loans to be accounted for as collateral-dependent loans when borrowers have filed Chapter 7 bankruptcy, the debt has been discharged by the bankruptcy court and the borrower has not reaffirmed the debt.